Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces Preferred Share Issue

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

TORONTO, May 27, 2015 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced a domestic public offering of $200 million of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 33”). The offering will be underwritten on a bought-deal basis by a syndicate of underwriters led by BMO Capital Markets. The Bank has granted to the underwriters an option to purchase up to an additional $50 million of the Preferred Shares Series 33 exercisable at any time up to 48 hours before closing.

The Preferred Shares Series 33 will be issued to the public at a price of $25.00 per share. Holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending August 25, 2020, as and when declared by the Board of Directors of the Bank, payable in the amount of $0.2375 per share, to yield 3.80 per cent annually.

Subject to regulatory approval, on or after August 25, 2020, the Bank may redeem the Preferred Shares Series 33 in whole or in part at par. On August 25, 2020, the dividend rate will reset and will reset thereafter every five years to be equal to the 5-Year Government of Canada Bond Yield plus 2.71 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 33 into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 34 (Non-Viability Contingent Capital (NVCC)) (“Preferred Shares Series 34”) on August 25, 2020, and on August 25 of every fifth year thereafter. Holders of the Preferred Shares Series 34 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the Board of Directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill Yield plus 2.71 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares Series 34 into an equal number of Preferred Shares Series 33 on August 25, 2025, and on August 25 of every fifth year thereafter.

The anticipated closing date is June 5, 2015. The net proceeds from the offering will be used by the Bank for general corporate purposes.

The Preferred Shares Series 33 and Preferred Shares Series 34 have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Preferred Shares Series 33 or Preferred Shares Series 34 in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Internet: www.bmo.com

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